Exhibit (a)(2)(B)

Wheaton, Goldcorp CEOs urge rejection of ‘value destructive’ Glamis bid

Andrew Flynn
Canadian Press

January 28, 2005

TORONTO (CP) — The CEOs of merger hopefuls Wheaton River Minerals Ltd. and Goldcorp Inc. fired more shots Friday at Glamis Gold, in the final push of a campaign to convince shareholders that the Nevada-based miner’s bid for Goldcorp will destroy its value.

In a proposal valued at about $2.4 billion, Goldcorp (TSX:G) has offered one-quarter of a common share for each Wheaton River share (TSX:WRM).

But Glamis (TSX:GLG), whose share-exchange bid for Goldcorp of Toronto is estimated at $3.4 billion US, will hold a shareholder meeting Feb. 10 to approve issuing new shares for a possible takeover.

At stake is Goldcorp’s prized Red Lake mine in northern Ontario, said to be the highest-grade mine in the world.

“When I wake up in the morning, I’m focused on share price and, from my way of thinking and from my analysis, the Glamis transaction destroys value and the Wheaton (deal) creates value,” Goldcorp CEO Rob McEwen said in a conference call from Boston.

“And for my money, it’s there for the long term with Wheaton and it’s out immediately if it looks like Glamis is going to have a win,” said McEwen, who holds a personal $100-million stake in Goldcorp.

Goldcorp adviser Morgan Stanley has told the company’s board that the Glamis bid is “inadequate and should be rejected by Goldcorp shareholders,” McEwen said.

“On earnings, Wheaton’s making money today — a lot of money — earnings and cash flow and Glamis is giving my shareholders a promise for the future,” McEwen said.

Both sides in the battle for Goldcorp have said they feel they have investors’ support for their respective proposals. And both sides are undertaking road trips to major centres in Canada and the United States where Goldcorp’s major shareholders are based.

Goldcorp’s shareholders are 50 per cent in the retail industry, with the majority in the United States, said Wheaton CEO Ian Telfer.

“We’ve been in the United States the last few days and we’ve seen a number of funds and they only own one gold stock and that’s Goldcorp and they do it because it has strong earnings strong cash flow and a strong balance sheet,” Telfer said.

“There’s going to be very little in the way of earnings coming from this combination because of the way Glamis has set it up and the price that they’re paying.”

For his part, Glamis CEO Kevin McArthur said Goldcorp’s delay of a scheduled Jan. 31 shareholder vote on the Wheaton deal to Feb. 10 indicates Goldcorp is “losing the battle” against Glamis’s all-share offer.

McArthur has said his deal makes more sense for Goldcorp shareholders because a merged Glamis-Goldcorp would be a pure gold play, a preferred option for investors. Vancouver-based Wheaton River has substantial copper assets.

McEwen said Friday that under the Glamis deal, Goldcorp earnings would drop in a nine-month period by 74 per cent, to five cents per share from 19 cents, “and that’s a bad deal for Goldcorp shareholders - even the Glamis shareholders should be quite alarmed by this prospect because their nine months’ earnings go from 11 to five cents.”

“This is value destruction that they’re putting on their shareholders and Goldcorp proposing Goldcorp shareholders accept,” McEwen said.

“Whereas in a Goldcorp combination with Wheaton the earnings go up, up by 68 per cent from 19 cents to 32 cents in this nine-month period. The Wheaton transaction is immediately accretive to earnings, Glamis is highly dilutive.”

Last week, Goldcorp’s board confirmed its recommendation of a proposed merger with Wheaton and postponed a shareholder vote on the deal.

In early trading Friday on the Toronto stock market, Wheaton shares were unchanged at $4.05, Goldcorp shares were up 12 cents to $17.69 and Glamis gained 19 cents to $20.01.

© The Canadian Press 2005

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